Exhibit 99.1

Sierra Metals Reports 2017 Production Results and Announces 2018 Production, Cost, and Capex Guidance

UPDATE PROVIDED FOR OPTIMIZED CAPEX PROFILE AT YAURICOCHA VERSUS RECENTLY PUBLISHED NI 43-101 TECHNICAL REPORT

TORONTO, Jan. 18, 2018 /CNW/ - Sierra Metals Inc. (TSX: SMT) (BVL: SMT) (NYSE AMERICAN: SMTS) ("Sierra Metals" or "the Company") is pleased to report fourth quarter 2017 and full year 2017 production results, as well as 2018 production, cost, and capex guidance.

Results are from Sierra Metals' three underground mines in Latin America: The Yauricocha polymetallic mine in Peru, and the Bolivar copper and Cusi silver mines in Mexico.

2017 Consolidated Production Highlights

•	Silver equivalent production of 14.9 million ounces; a 26% increase from 2016
•	Copper equivalent production of 90.4 million pounds; a 1% decrease from 2016
•	Zinc equivalent production of 193.2 million pounds; a 9% decrease from 2016
•	Total of 2.0 million tonnes processed; a 2% decrease from 2016
•	Completion of key aspects of operational improvements and turnaround plan in Mexico

Fourth Quarter 2017 Production Highlights

•	Silver equivalent production of 4.1 million ounces; a 15% increase from Q4 2016
•	Copper equivalent production of 21.9 million pounds; a 12% decrease from Q4 2016
•	Zinc equivalent production of 47.3 million pounds; an 8% decrease from Q4 2016
•	Total of 498,199 tonnes processed; a 4% decrease from Q4 2016
•	Tonnage at Bolivar and Cusi increased during Q4 2017 as key components of the operational improvement and turnaround plan were completed

During 2017, silver equivalent production increased by 26%, copper equivalent production decreased 1%, and zinc equivalent production decreased by 9% compared to 2016. During Q4 2017, silver equivalent production increased by 15%, copper equivalent production decreased 12%, and zinc equivalent production decreased by 8% compared to Q4 2016. The decrease in metal production was due to lower production in Mexico, partially offset by record throughput, which led to an increase in production, in Peru.  The temporary decrease in metal production in Q4 2017 compared to Q4 2016 was primarily due to lower throughput, head grades, and recoveries at the Bolivar Mine, and decreases in throughput and recoveries at the Cusi Mine.  Similar to the successful program at Yauricocha in Peru, which began in 2015, the Company has engaged in an operation turnaround program in Mexico to modernize operations, improve production, and lower costs.  The Company has already realized a 2% increase in throughput at Bolivar and a 23% increase at Cusi in Q4 2017 compared to Q3 2017, and further throughput increases are expected to continue during the first half of 2018. Equivalent metal production variances are partially the result of differences in realized metal prices used in the equivalent metal calculations for both periods.

Igor Gonzales, President and CEO of Sierra Metals, commented: "The Company ended 2017 with sound production due to a very strong performance at Yauricocha, where we continue to reap the benefits of a successful operational improvements program resulting in higher tonnages, in addition to higher-grade material discovered through our successful brownfield exploration programs.

Mexican operations have seen a quarter over quarter improvement compared to Q3 2017. At Bolivar, there have been increases in tonnages as a result of new equipment purchases, which have allowed more minable stopes to be incorporated into the mine plan. At Cusi, the Company has changed its focus from mining the existing narrow vein structures to the recently discovered Santa Rosa de Lima zone, which has significantly larger widths and higher grades. Cusi reported a significant improvement in metal recoveries, and the 2018 guidance is based on projections which reflect the potential for record silver production and lower costs, as a result of the restructuring program performed during the second half of 2017, which focused on the mining of the Santa Rosa de Lima structure. Both mines have also benefitted from successful improvement efforts in metallurgical recoveries, which have increased during Q4 2017 compared to previous quarters."

He concluded, "The groundwork has been set for an important year at Sierra in 2018. The modernizing and implementation of best operational practices should allow the Company to increase metal production and EBITDA to new highs. Our ongoing aggressive brownfield exploration programs at all mines should also lead to further significant growth in reserves and resources, and add to the value of our assets during the year ahead."

Consolidated Production Results

Consolidated Production	3 Months Ended			12 Months Ended
	Q4 2017	Q4 2016	% Var.	Q4 2017	Q4 2016	% Var.

Tonnes processed (mt)	498,199	517,705	-4%	1,998,738	2,034,465	-2%
Daily throughput	5,694	5,917	-4%	5,711	5,813	-2%

Silver ounces (000's)	496	789	-37%	2,317	2,979	-22%
Copper pounds (000's)	7,471	6,153	21%	26,775	23,390	14%
Lead pounds (000's)	5,736	9,990	-43%	29,704	40,551	-27%
Zinc pounds (000's)	19,545	17,039	15%	76,088	56,610	34%
Gold ounces	1,591	1,867	-15%	6,197	8,604	-28%

Silver equivalent ounces (000's)(1)	4,078	3,533	15%	14,865	11,798	26%
Copper equivalent pounds (000's)(1)	21,856	24,969	-12%	90,354	91,398	-1%
Zinc equivalent pounds (000's)(1)	47,287	51,229	-8%	193,152	211,583	-9%

(1) Silver equivalent ounces and copper and zinc equivalent pounds for Q4 2017 were calculated using the following realized prices: $16.77/oz Ag, $3.13/lb Cu, $1.11/lb Pb, $1.45/lb Zn, $1,282/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for Q4 2016 were calculated using the following realized prices: $16.82/oz Ag, $2.38/lb Cu, $0.95/lb Pb, $1.16/lb Zn, $1,210/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for 12M 2017 were calculated using the following realized prices: $17.14/oz Ag, $2.82/lb Cu, $1.06/lb Pb, $1.32/lb Zn, $1,265/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for 12M 2016 were calculated using the following realized prices: $17.08/oz Ag, $2.21/lb Cu, $/0.85lb Pb, $0.95/lb Zn, $1,254/oz Au.

Yauricocha Mine, Peru

The Yauricocha Mine processed a total of 1,023,491 tonnes during 2017, representing a 14% increase from 2016.  The mine processed a total of 254,933 tonnes in Q4 2017, representing an 8% increase compared to Q4 2016. Higher metal production was driven by increased throughput, higher copper and zinc head grades, and higher recoveries of all metals, except gold, which were a consequence of higher head grades in the ore sources available to be mined, as the Esperanza Zone and Cuerpos Chicos continued to contribute to the metal production.

Year over year zinc equivalent production was 4% higher in 2017 compared to the prior year. Copper Production was 87% higher and zinc production 37% higher. This was offset by a 10% decrease in silver production, a 23% decrease in lead production and a 38% decrease in gold production from 2016. The Company continued to see positive improvements from the restructuring at Yauricocha with increased throughput; however, slightly lower grades were noted with increased contribution from the Esperanza zone into the production schedule in Q4 2017, as evidenced a 3% decrease in zinc equivalent production over Q4 2016. During Q4 2017, the Company saw a significant 107% increase in the production of copper and a 16% increase in the production of zinc, offset by decreases in production of silver (40%), lead (42%) and gold (20%) compared to Q4 2016.

A summary of production from the Yauricocha Mine for Q4 2017 has been provided below:

Yauricocha Production	3 Months Ended			12 Months Ended
	Q4 2017	Q4 2016	% Var.	Q4 2017	Q4 2016	% Var.

Tonnes processed (mt)	254,933	236,650	8%	1,023,491	897,169	14%
Daily throughput	2,914	2,705	8%	2,924	2,563	14%

Silver grade (g/t)	53.57	100.37	-47%	67.13	97.69	-31%
Copper grade	0.80%	0.51%	58%	0.79%	0.54%	48%
Lead grade	1.19%	2.18%	-45%	1.48%	2.52%	-41%
Zinc grade	3.91%	3.63%	8%	3.74%	3.18%	18%
Gold Grade (g/t)	0.55	0.59	-7%	0.54	0.64	-16%

Silver recovery	75.13%	72.05%	4%	74.82%	65.34%	15%
Copper recovery	78.86%	64.75%	22%	65.45%	59.26%	10%
Lead recovery	81.32%	81.72%	0%	83.64%	73.07%	14%
Zinc recovery	88.25%	88.49%	0%	89.14%	87.18%	2%
Gold Recovery	16.02%	20.06%	-20%	16.30%	25.19%	-35%

Silver ounces (000's)	330	550	-40%	1,653	1,841	-10%
Copper pounds (000's)	3,567	1,720	107%	11,719	6,281	87%
Lead pounds (000's)	5,431	9,295	-42%	27,934	36,440	-23%
Zinc pounds (000's)	19,393	16,776	16%	75,151	54,805	37%
Gold ounces	723	908	-20%	2,894	4,664	-38%

Zinc equivalent pounds (000's)(1)	35,758	36,841	-3%	146,816	140,928	4%

(1) Zinc equivalent pounds for Q4 2017 were calculated using the following realized prices: $16.77/oz Ag, $3.13/lb Cu, $1.11/lb Pb, $1.45/lb Zn, $1,282/oz Au. Zinc equivalent pounds for Q4 2016 were calculated using the following realized prices: $16.82/oz Ag, $2.38/lb Cu, $0.95/lb Pb, $1.16/lb Zn, $1,210/oz Au. Zinc equivalent pounds for 12M 2017 were calculated using the following realized prices: $17.14/oz Ag, $2.82/lb Cu, $1.06/lb Pb, $1.32/lb Zn, $1,265/oz Au. Zinc equivalent pounds for 12M 2016 were calculated using the following realized prices: $17.08/oz Ag, $2.21/lb Cu, $/0.85lb Pb, $0.95/lb Zn, $1,254/oz Au.

Bolivar Mine, Mexico

The Bolivar Mine processed 887,237 tonnes in 2017, representing a 7% decrease over 2016. Q4 2017 throughput was 226,986 tonnes, which was 7% lower when compared to Q4 2016. The lower throughput and recoveries, along with lower head grades encountered, resulted in a 16% decrease in copper equivalent production in Q4 2017 compared to Q4 2016. The decrease in throughput was due to the lack of availability of equipment required to mine current production stopes and minable ore zones, as well as a lack of development within the mine. The focus remains on increasing tonnage at Bolivar through the commissioning of the newly acquired equipment, all of which has arrived was commissioned during Q4 2017. We continue to define higher grade ore sources through further development, which are expected to come into the mine plan in the future.

Metal production at the Bolivar Mine decreased in 2017 compared to 2016 with copper production 12% lower, silver production 18% lower and gold production 4% lower.  In Q4 2017, copper production decreased by 12% to 3,904,000 pounds, silver production decreased 15% to 84,000 ounces, and gold production decreased 1% to 791 ounces compared to Q4 2016. The 16% decrease in metal production was driven by lower throughput, lower head grades and lower recoveries for all metals, with the exception of gold recoveries.

A summary of production for the Bolivar Mine for Q4 2017 has been provided below:

Bolivar Production	3 Months Ended			12 Months Ended
	Q4 2017	Q4 2016	% Var.	Q4 2017	Q4 2016	% Var.

Tonnes processed (mt)	226,986	245,000	-7%	887,237	950,398	-7%
Daily throughput	2,594	2,800	-7%	2,535	2,715	-7%

Copper grade	0.94%	0.99%	-5%	0.96%	1.00%	-3%
Silver grade (g/t)	14.67	15.53	-6%	14.93	16.72	-11%
Gold grade (g/t)	0.16	0.18	-13%	0.17	0.19	-12%

Copper recovery	83.03%	83.03%	0%	79.82%	81.73%	-2%
Silver recovery	78.35%	80.42%	-3%	76.88%	77.84%	-1%
Gold recovery	68.42%	55.62%	23%	59.50%	50.55%	18%

Copper pounds (000's)	3,904	4,433	-12%	15,056	17,109	-12%
Silver ounces (000's)	84	98	-15%	327	398	-18%
Gold ounces	791	801	-1%	2,880	2,986	-4%

Copper equivalent pounds (000's)(1)	4,677	5,536	-16%	18,338	21,889	-16%

(1) Copper equivalent pounds for Q4 2017 were calculated using the following realized prices: $16.77/oz Ag, $3.13/lb Cu, $1.11/lb Pb, $1.45/lb Zn, $1,282/oz Au. Copper equivalent pounds for Q4 2016 were calculated using the following realized prices: $16.82/oz Ag, $2.38/lb Cu, $0.95/lb Pb, $1.16/lb Zn, $1,210/oz Au. Copper equivalent pounds for 12M 2017 were calculated using the following realized prices: $17.14/oz Ag, $2.82/lb Cu, $1.06/lb Pb, $1.32/lb Zn, $1,265/oz Au. Copper equivalent pounds for 12M 2016 were calculated using the following realized prices: $17.08/oz Ag, $2.21/lb Cu, $/0.85lb Pb, $0.95/lb Zn, $1,254/oz Au.

Cusi Mine, Mexico

Annual production at the Cusi Mine was 88,011 tonnes in 2017, which was 53% lower than 2016. Total ore processed decreased 55% to 16,280 tonnes during Q4 2017 compared to Q4 2016.  The lower throughput was partially offset by increased head grades for gold and silver and increased recoveries of all metals except gold, and resulted in a 42% decrease in silver equivalent production in Q4 2017 compared to Q4 2016. Recovery improvements at Cusi also helped, with metallurgical recoveries increasing in Q4 2017 compared to previous quarters.

Metal production decreased in 2017 compared to 2016 for all metals including silver (54%), gold (56%), lead (57%) and zinc (48%). Silver production decreased 41% to 82,000 ounces, gold production decreased 51% to 77 ounces, lead production decreased 56% to 305,000 pounds and zinc production decreased 42% to 152,000 pounds during Q4 2017 compared to Q4 2016.

The lower throughput was the result of the Company refocusing its efforts away from the existing structures to the recently discovered Santa Rosa de Lima structure, which is wider and has higher silver grades compared to the narrow veins currently being mined.  The Company remains focused on the development of the Santa Rosa de Lima zone, developing drifts to mine this area and with production ramping up from this area, which is expected to continually increase into Q2 2018 when full mill feed capacity will come from this new zone.

A summary of production for the Cusi Mine for Q4 2017 has been provided below:

Cusi Production	3 Months Ended			12 Months Ended
	Q4 2017	Q4 2016	% Var.	Q4 2017	Q4 2016	% Var.

Tonnes processed (mt)	16,280	36,055	-55%	88,011	186,898	-53%
Daily throughput	186	412	-55%	251	534	-53%

Silver grade (g/t)	178.60	172.70	3%	164.93	171.78	-4%
Gold grade (g/t)	0.25	0.23	8%	0.26	0.26	0%
Lead grade	0.97%	1.13%	-14%	1.12%	1.21%	-7%
Zinc grade	1.00%	1.04%	-4%	1.13%	1.16%	-2%

Silver recovery	88.15%	70.04%	26%	72.17%	71.66%	1%
Gold recovery	58.09%	58.16%	0%	58.40%	61.82%	-6%
Lead recovery	87.65%	77.43%	13%	81.26%	82.24%	-1%
Zinc recovery	42.50%	31.86%	33%	42.56%	37.72%	13%

Silver ounces (000's)	82	140	-41%	337	740	-54%
Gold ounces	77	158	-51%	423	954	-56%
Lead pounds (000's)	305	695	-56%	1,769	4,110	-57%
Zinc pounds (000's)	152	263	-42%	937	1,804	-48%

Silver equivalent ounces (000's)(1)	122	209	-42%	549	1,114	-51%

(1) Silver equivalent ounces for Q4 2017 were calculated using the following realized prices: $16.77/oz Ag, $3.13/lb Cu, $1.11/lb Pb, $1.45/lb Zn, $1,282/oz Au. Silver equivalent ounces for Q4 2016 were calculated using the following realized prices: $16.82/oz Ag, $2.38/lb Cu, $0.95/lb Pb, $1.16/lb Zn, $1,210/oz Au. Silver equivalent ounces for 12M 2017 were calculated using the following realized prices: $17.14/oz Ag, $2.82/lb Cu, $1.06/lb Pb, $1.32/lb Zn, $1,265/oz Au. Silver equivalent ounces for 12M 2016 were calculated using the following realized prices: $17.08/oz Ag, $2.21/lb Cu, $/0.85lb Pb, $0.95/lb Zn, $1,254/oz Au.

2018 Production and Cost Guidance

The Company anticipates that 2018 silver equivalent production will range between 13.9 and 16.2 million ounces, copper equivalent production will range between 89.2 and 104.0 million pounds, and zinc equivalent production will range between 183.8 and 214.5 million pounds.  The forecasted range is a result of increased throughput, production, and higher recoveries at Bolivar and Cusi.  Yauricocha will see consistently strong, albeit flat levels of throughput in 2018 due to a rehabilitation of the lower part of the Mascota shaft in Q2 2018, which will slightly lower throughput rates during that time period.

A summary of realized metal pricing for Q4 2017 has been provided below:

Realized Prices	3 Months Ended			12 Months Ended
	Q4 2017	Q4 2016	% Var.	Q4 2017	Q4 2016	% Var.
Ag $/oz	16.77	16.82	0%	17.14	17.08	0%
Cu $/lb	3.13	2.38	31%	2.82	2.21	28%
Pb $/lb	1.11	0.95	17%	1.06	0.85	25%
Zn $/lb	1.45	1.16	25%	1.32	0.95	38%
Au $/oz	1,282	1,210	6%	1,265	1,254	1%

A table summarizing 2018 production guidance has been provided below:

	2018 Guidance		2017
	Low	High	Actual
Silver ounces (000's)	2,474	2,886	2,317
Copper pounds (000's)	32,700	38,100	26,775
Lead pounds (000's)	19,100	22,300	29,704
Zinc pounds (000's)	62,900	73,400	76,088
Gold ounces	6,700	7,800	6,197
Silver equivalent ounces (000's)(1)	13,900	16,210	14,865
Copper equivalent pounds (000's)(1)	89,184	104,005	90,354
Zinc equivalent pounds (000's)(1)	183,830	214,468	193,152
(1) Silver equivalent ounces, copper and zinc equivalent pounds for 2018 were calculated using the following metal prices: $18.25/oz Ag, $3.00/lb Cu, $1.38/lb Pb, $1.05/lb Zn, $1,291/oz Au. Silver equivalent ounces, copper and zinc equivalent pounds for 12M 2017 were calculated using the following realized prices: $17.14/oz Ag, $2.82/lb Cu, $1.06/lb Pb, $1.32/lb Zn, $1,265/oz Au.

A mine by mine breakdown of 2018 production guidance, cash costs and all-in sustaining costs ("AISC") are included in the table below.  Cash costs and AISC guidance is shown per payable zinc equivalent pound at Yauricocha, copper equivalent pound at Bolivar, and silver equivalent ounce at Cusi.

Mine		Equivalent Production Range	Cash Costs per ZnEqLb or CuEqLb or AgEqOz Sold	AISC ($)* per ZnEqLb or CuEqLb or AgEqOz Sold
Yauricocha	Zinc Eq Lbs (000's)	123,897 - 144,546	$0.62/lb	$0.78/lb
Bolivar	Copper Eq Lbs (000's)	21,986 - 25,651	$1.60/lb	$1.96/lb
Cusi	Silver Eq Ozs (000's)	1,205 - 1,406	$11.12/oz	$14.28/oz
*AISC includes Treatment and Refining Charges, Selling Costs, G&A Costs and Sustaining Capex
(1) 2018 Silver equivalent ounces, copper and zinc equivalent pounds were calculated using the following metal prices: $18.25/oz Ag, $3.00/lb Cu, $1.05/lb Pb, $1.38/lb Zn, $1,291/oz Au

2018 Capital Expenditures

In 2018, the Company plans to invest a total of $49 million on capital expenditures, including $13.1 million for sustaining capital requirements and $35.7 million for expansion, growth projects and exploration expenses.  These capital expenditures will allow Sierra Metals to continue to significantly grow mineral resources and increase production, which will provide increased cash flow and lower cash costs. This program will be funded by operating cash flow.

The 2018 budget includes several capital investments for property, plant and equipment; underground development; exploration; and corporate projects including tunnel completion, shaft deepening and rehabilitation at the Yauricocha Mine, and improvements to existing tailings deposition facilities at the Bolivar and Cusi Mines.  Management will continue to review metal prices and retains the option to adjust the 2018 budget should metal prices experience any dramatic changes within the year.

A breakdown by mine of the throughput and planned capital investments is shown below:

The Yauricocha Mine in Peru plans to process up to 1.0 million tonnes (3,000 tpd) in 2018. Sustaining capex will be approximately $8.4 million and growth capex will be approximately $19.3 million.

2018 major capital investments include:

•	$6.0 million for deepening of the Yauricocha Shaft
•	$1.8 million for rehabilitation of the lower portion of Mascota Shaft
•	$2.7 million for the completion of the Yauricocha Tunnel
•	$3.2 million ventilation
•	$6.0 million for brownfield exploration and existing definition drilling and development
•	$1.1 million for concentrator plant
•	$1.0 million for mine camp
•	$3.3 million for equipment

The Bolivar Mine in Mexico plans to process up to 1.2 million tonnes, with initial production at 3,000 tpd with an objective to reach 3,500 tpd by year end in 2018.  Sustaining capex will be approximately $2.8 million and growth capex will be approximately $9.0 million.

2018 major capital investments include:

•	$1.0 million for tailings deposition facility expansion
•	$5.1 million for brownfield exploration and existing definition drilling and development
•	$3.0 million for concentrator plant
•	$2.7 million for equipment

The Cusi Mine in Mexico plans to process up to 201,540 tonnes, ramping up from 300 tpd with an objective to reach 650 tpd in Q2 2018.  Sustaining capex will be approximately $1.9 million and growth capex will be $7.4 million.

2018 major capital investments include:

•	$1.5 million for tailings deposition facility
•	$4.3 million for brownfield exploration and existing definition drilling and development
•	$1.4 million for equipment
•	$1.9 million for concentrator plant

Update to the Yauricocha Capex included in the recently published NI 43-101 Technical Report

The technical report filed on SEDAR on November 10, 2017 noted the inclusion in reserves of 9M tonnes. As indicated in the report, during the years 2018, 2019 and 2020, capital expenditures would have amounted to approximately $70 million, and this estimate had the shaft sinking down to the 1400 level.

Management has revised some of the estimated capex, and the related activity program for the expenditures was reduced to 2 years from the 3-year timeline set out in the November 2017 technical report.

The capital expenditures included in the technical report has been reduced by $18M, to $52M (capex expected to be spent in 2018 is $28M). This reduction resulted in the elimination of 130 meters of shaft sinking, the elimination of the proposed 1370 level station, and the elimination of the 1400 level loading and spill pocket. This program does not compromise the ability to access the 9M tonnes of reserves delineated in the technical report. This revised capex estimate reflects the necessary capital required to mine the existing 9M tonnes of reserves included in the technical report.

Quality Control

All technical data contained in this news release has been reviewed and approved by Gordon Babcock, P.Eng., Chief Operating Officer and a Qualified Person under National Instrument 43-101 – Standards of Disclosure for Mineral Projects.

Americo Zuzunaga, MAusIMM CP (Mining Engineer) and Vice President of Corporate Planning is a Qualified Person and chartered professional qualifying as a Competent Person under the Joint Ore Reserves Committee (JORC) Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves.

Augusto Chung, FAusIMM CP (Metallurgist) and Consultant to Sierra Metals is a Qualified Person and chartered professional qualifying as a Competent Person on metallurgical processes.

About Sierra Metals

Sierra Metals Inc. is Canadian based growing polymetallic mining company with production from its Yauricocha Mine in Peru, and its Bolivar and Cusi Mines in Mexico. The Company is focused on increasing production volume and growing mineral resources. Sierra Metals has recently had several new key discoveries and still has many more exciting brownfield exploration opportunities at all three Mines in Peru and Mexico that are within close proximity to the existing mines. Additionally, the Company also has large land packages at all three mines with several prospective regional targets providing longer term exploration upside and mineral resource growth potential.

The Company's Common Shares trade on the Bolsa de Valores de Lima and on the Toronto Stock Exchange under the symbol "SMT" and on the NYSE American Exchange under the symbol "SMTS".

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Forward-Looking Statements

This press release contains "forward-looking information" and "forward-looking statements" within the meaning of Canadian and U.S. securities laws related to the Company (collectively, "forward-looking information"). Forward-looking information includes, but is not limited to, statements with respect to the Company's operations, including anticipated developments in the Company's operations in future periods, the Company's planned exploration activities, the adequacy of the Company's financial resources, and other events or conditions that may occur in the future. Statements concerning mineral reserve and resource estimates may also be considered to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if and when the properties are developed or further developed. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects", "anticipates", "plans", "projects", "estimates", "assumes", "intends", "strategy", "goals", "objectives", "potential" or variations thereof, or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking information.

Forward-looking information is subject to a variety of risks and uncertainties, which could cause actual events or results to differ from those reflected in the forward-looking information, including, without limitation, risks inherent in the mining industry including environmental hazards, industrial accidents, unusual or unexpected geological formations, floods, labour disruptions, explosions, cave-ins, weather conditions and criminal activity; commodity price fluctuations; higher operating and/or capital costs; lack of available infrastructure; the possibility that future exploration, development or mining results will not be consistent with the Company's expectations; risks associated with the estimation of mineral resources and the geology, grade and continuity of mineral deposits and the inability to replace reserves; fluctuations in the price of commodities used in the Company's operations; risks related to foreign operations; changes in laws or policies, foreign taxation, delays or the inability to obtain necessary governmental permits; risks relating to outstanding borrowings; issues regarding title to the Company's properties; risks related to environmental regulation; litigation risks; risks related to uninsured hazards; the impact of competition; volatility in the price of the Company's securities; global financial risks; inability to attract or retain qualified employees; potential conflicts of interest; risks related to a controlling group of shareholders; dependence on third parties; differences in U.S. and Canadian reporting of mineral reserves and resources; potential dilutive transactions; foreign currency risks; risks related to business cycles; liquidity risks; reliance on internal control systems; credit risks, including risks related to the Company's compliance with covenants with respect to its BCP Facility; uncertainty of production and cost estimates for the Yauricocha Mine, the Bolivar Mine and the Cusi Mine; and other risks identified in the Company's filings with Canadian securities regulators and the U.S. Securities and Exchange Commission, which filings are available at www.sedar.com and www.sec.gov, respectively.

This list is not exhaustive of the factors that may affect any of the Company's forward-looking information. Forward looking information includes statements about the future and are inherently uncertain, and the Company's actual achievements or other future events or conditions may differ materially from those reflected in the forward-looking information due to a variety of risks, uncertainties and other factors. The Company's statements containing forward-looking information are based on the beliefs, expectations and opinions of management on the date the statements are made, and the Company does not assume any obligation to update forward-looking information if circumstances or management's beliefs, expectations or opinions should change, other than as required by applicable law. For the reasons set forth above, one should not place undue reliance on forward-looking information.

Note Regarding Reserve and Resource Estimates

All reserve and resource estimates reported by the Company were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission ("SEC"). The differences between these standards are discussed in our SEC filings. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

SOURCE Sierra Metals Inc.

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For further information: regarding Sierra Metals, please visit www.sierrametals.com or contact: Mike McAllister, V.P., Corporate Development, Sierra Metals Inc., +1 (416) 366-7777, Email: info@sierrametals.com; Gordon Babcock, Chief Operating Officer, Sierra Metals Inc., + 1 (416) 366-7777; Igor Gonzales, President & CEO, Sierra Metals Inc., +1(416) 366-7777

CO: Sierra Metals Inc.

CNW 07:00e 18-JAN-18